[GRAPHIC OMITTED]
[LOGO - EXFO]


EXFO COMPLETES ACQUISITION OF BURLEIGH INSTRUMENTS


QUEBEC CITY, CANADA, December 20, 2000--EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO, TSE: EXF) announced today that it has completed its acquisition of Burleigh Instruments, Inc. Burleigh, a privately held company in upstate New York, is a leading supplier of DWDM wavelength measurement instruments and precision positioning equipment.

This acquisition enables EXFO to accelerate growth in its Industrial and Scientific Division, which primarily focuses on the needs of manufacturers in the rapidly growing optical component and DWDM transmission system markets.

These markets are poised for significant growth in upcoming years. Ryan, Hankin and Kent, a leading telecom research firm, forecasts that the global optical component market will grow from US$6.6 billion in 1999 to US$23.0 billion in 2003. Kessler Marketing Intelligence, a leading fiber-optic market research company, estimates that the global DWDM transmission system market will increase from US$8.9 billion in 2000 to US$54 billion in 2005.

"This acquisition demonstrates EXFO's on-going efforts to integrate key enabling technologies that support the deployment of optical components and networks," said Germain Lamonde, Chairman, CEO and President of EXFO. "Burleigh's wavelength measurement instruments and precision positioning equipment are complementary add-ons with zero overlap to our broad line of industrial and scientific products and they represent best-in-class products in their respective categories.

"We plan to leverage Burleigh's technologies through our global sales channels to provide our customers with a one-stop shop for automated fiber-optic testing and optical component alignment in the manufacturing process."

Burleigh will operate as a subsidiary of EXFO at its current facility in Fishers, New York. David Farrell, Burleigh's President, will continue to serve in the same capacity.

Under the terms of the previously announced agreement, EXFO has acquired Burleigh by issuing approximately 6.5 million subordinate voting shares and paying approximately US$40 million in cash including acquisition costs. The closing price of EXFO's stock on December 19, 2000 was US$22.625 per share, giving the transaction an approximate value of US$187 million.

The deal is expected to be neutral in fiscal 2001 on a cash earnings per share basis, taking into account eight months of Burleigh's operations. In fiscal 2002, it is expected to be accretive on a cash earnings per share basis. Cash earnings do not include amortization of goodwill.

ABOUT EXFO

EXFO, which derives its name from EXPERTISE IN FIBER OPTICS, is a leading designer, manufacturer and marketer of fiber-optic test, measurement and monitoring instruments for the telecommunications industry.

EXFO develops products mainly for two markets. Its Portable and Monitoring Division provides solutions primarily to telecommunications carriers, cable television companies, public utilities, private network operators as well as third-party installers and equipment rental companies. Its Industrial and Scientific Division designs an extensive line of high-performance instruments and automated test systems for manufacturers of optical components, value-added optical modules and optical networking systems as well as for research and development markets.

ABOUT BURLEIGH

Burleigh is a leading supplier of DWDM wavelength measurement instrumentation and precision positioning equipment. For almost three decades, Burleigh has advanced the science of interferometric measurement techniques and developed a deep understanding of precision positioning technology. As a result, Burleigh's WavemeterTM products offer the highest wavelength measurement accuracy in the industry, while its InchwormTM motor-based precision positioning line enables unmatched position control.

This news release may contain statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements may appear in a number of places in this news release and include statements concerning our intent, belief, or current expectations regarding future events. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors which are beyond the control of EXFO, including retention of qualified personnel, revenue synergies, demand for testing and measurement instruments and precision positioning instruments. Although we believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this news release. We undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this news release, or to reflect new information or the occurrence of unanticipated events. Readers are referred to our Registration Statement on Form F-1 and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions for a discussion of the other factors that may affect our future performance and other important risk factors concerning us and our operations.

                                      -30-


FOR MORE INFORMATION:

Mike Lamanna                                           Maryse Imbeault
Manager, Investor Relations                            Director, Communications
(418) 683-0211                                         (418) 683-0211

MICHAEL.LAMANNA@EXFO.COM                               MARYSE.IMBEAULT@EXFO.COM